SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 19, 2011

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November 19, 2011 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

METROGAS' ANNOUNCEMENT

Buenos Aires, Argentina, December 14, 2011 -- MetroGAS announced that yesterday notice was served on MetroGAS S.A. regarding the resolution issued on December 6, 2011, by the Judge of the National Commercial Court No. 26, Clerk's Office No. 51, whereby the Judge authorized to call a Bondholders' Meeting under the terms of article 45 bis of the Reorganizations and Bankruptcies' Law.

The resolution calls for a Bondholders' Meeting on February 24, 2012, at 11.00 a.m. at MetroGAS S.A.'s headquarters, where Dr. Christian Fox will chair the meeting.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations